     As filed with the Securities and Exchange Commission on December 11, 2001
                                                      Registration No. 333-70226



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        ---------------------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                          ACCLAIM ENTERTAINMENT, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

       Delaware                                       38-2698904
--------------------------------------    --------------------------------------
(State or other jurisdiction of             (IRS Employer Identification No.)
incorporation or organization)

                                One Acclaim Plaza
                            Glen Cove, New York 11542
                                 (516) 656-5000
   --------------------------------------------------------------------------
   (Address and telephone number of registrant's principal executive offices)

                              Gregory E. Fischbach
                             Chief Executive Officer
                           Acclaim Entertainment, Inc.
                                One Acclaim Plaza
                            Glen Cove, New York 11542
                                 (516) 656-5000
            ---------------------------------------------------------
            (Name, address and telephone number of agent for service)


                                    Copy to:
                              Eric M. Lerner, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 940-8800

                        ---------------------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


Title of each class of                                     Proposed maximum          Proposed maximum          Amount of
security to be registered      Amount to be registered     aggregate price per unit  aggregate offering price  registration fee
-------------------------      -----------------------     ------------------------  ------------------------  ----------------
Common Stock, par value
$0.02 per share..........            9,898,106(1)                  $5.55                $54,934,488 (2)           $13,130

(1) To be offered from time to time by selling stockholders based upon prevailing market prices.


(2) The proposed maximum aggregate price per unit was estimated pursuant to Rule 457(c) promulgated under the Securities Act of 1933, solely for the purpose of determining the registration fee, based on the average of high and low prices of the registrant's common stock as quoted on The Nasdaq Small Cap Market System on December 7, 2001. This amount has been paid.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendement which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.




                 SUBJECT TO COMPLETION DATED DECEMBER 11, 2001


                                   PROSPECTUS

                        --------------------------------


                           ACCLAIM ENTERTAINMENT, INC.

                        9,898,106 SHARES OF COMMON STOCK



This prospectus covers the resale of 9,898,106 shares of Acclaim's common stock by the selling stockholders named in this prospectus. Acclaim will not receive any proceeds from the sale of any shares by the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."



         SEE "RISK FACTORS" BEGINNING ON PAGE 1 FOR A DISCUSSION OF INVESTMENT RISK FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK OFFERED AND SOLD BY THIS PROSPECTUS.

         Our common stock is traded on The Nasdaq Small Cap Market System under the symbol "AKLM." On December 7, 2001, the last reported sale price of the common stock was $5.75 per share.


         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.






                                                     December __, 2001

                                TABLE OF CONTENTS

                                                                Page Number


RISK FACTORS..............................................................1
INFORMATION ABOUT ACCLAIM................................................12
USE OF PROCEEDS..........................................................14
SELLING STOCKHOLDERS.....................................................15
PLAN OF DISTRIBUTION.....................................................19
LEGAL PROCEEDINGS........................................................21
LEGAL MATTERS............................................................22
EXPERTS..................................................................22
FORWARD-LOOKING STATEMENTS...............................................22
WHERE YOU CAN FIND MORE INFORMATION......................................23
INFORMATION NOT REQUIRED IN PROSPECTUS...................................25


-7
                                       i

                                  RISK FACTORS

         Our future operating results depend upon many factors and are subject to various risks and uncertainties. The known material risks and uncertainties which may cause our operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:

LIQUIDITY AND MEETING CASH REQUIREMENTS ARE DEPENDENT ON ACHIEVING TIMELY PRODUCT RELEASES AND SALES OBJECTIVES; IF CASH FLOWS FROM OPERATIONS ARE NOT SUFFICIENT TO MEET OUR NEEDS, WE MAY BE FORCED TO SELL ASSETS, REFINANCE DEBT, OR FURTHER DOWNSIZE OPERATIONS

         If we do not substantially achieve the overall projected revenue levels for fiscal 2002 as reflected in our business operating plans and do not receive the ongoing support of our primary lender and our vendors, we will have insufficient liquidity in fiscal 2002, and either will require additional financing to fund operations or will need to make further significant expense reductions including, without limitation, the sale of assets or the consolidation of operations, staff reductions, and/or the delay, cancellation or reduction of certain product development and marketing programs. Some of these measures will require third-party consents or approvals, including that of our primary lender, and there can be no such assurance that such consents or approvals can be obtained.

         Based on the ongoing interim support provided by our primary lender from time to time in the form of periodic supplemental loans, the ongoing support of our vendors, the net proceeds from our July 2001 private placement of $31.5 million of common stock and anticipated positive cash flow from operations at levels assuming we meet our sales forecast by successfully achieving our planned product release schedule, we expect to meet our currently projected cash and operating requirements for the next twelve months, including the repayment of our remaining 10% convertible subordinated notes due March 2002 ($28.1 million principal amount, plus interest) at maturity. If we do not achieve the cash flow anticipated from our product release schedule and sales assumptions or do not continue to receive the support of our primary lender and vendors, there can be no assurance that we will be able to meet our cash requirements or be able to arrange additional financing on satisfactory terms, if at all. Additionally, we cannot assure our investors that our future operating cash flows will be sufficient to meet our operating requirements, our debt service requirements or to repay our indebtedness at maturity including, without limitation, repayment of our remaining 10% convertible subordinated notes. If this were to occur, and our primary lender determined not to provide further interim support and/or to seek available remedies, our operations and liquidity would be materially adversely affected and we could be forced to cease operations.

         Although the actions we have taken have contributed in returning our annual operations to profitability in fiscal 2001, we cannot assure our shareholders and investors that we will achieve profitability or the sales necessary to avoid further expense reductions in fiscal 2002. See "Industry Trends, Console Transitions and Technological Change May Adversely Affect Our Revenues and Profitability" below.

GOING CONCERN CONSIDERATION


         At August 31, 2001, our independent auditors' report, as prepared by KPMG LLP and dated October 23, 2001, which appears in our 2001 Form 10-K, includes an explanatory paragraph relating to substantial doubt as to our ability to continue as a going concern, due to our working capital and stockholders' deficits at August 31, 2001 and the recurring use of cash in operating activities.

ABILITY TO SERVICE DEBT AND PRIOR RIGHTS OF CREDITORS MAY ADVERSELY AFFECT HOLDERS OF COMMON STOCK

         If our cash from operations and projected cash flow for the first half of fiscal 2002 are insufficient to make interest and principal payments on our notes, which are due March 1, 2002, we may have to restructure our indebtedness. We cannot guarantee that we will be able to restructure or refinance our debt on satisfactory terms, or obtain permission to do so under the terms of our existing indebtedness. We cannot assure investors that our future operating cash flows will be sufficient to meet our debt service requirements or to repay our indebtedness at maturity. Our failure to meet these obligations could result in defaults being declared by our primary lender, and our primary lender seeking its remedies, including immediate repayment of the debt and/or foreclosure on collateral, which could cause us to become insolvent or cease operations.

         In order to meet our debt service obligations, from time to time we also depend on dividends, advances and transfers of funds from our subsidiaries. State and foreign law regulate the payment of dividends by these subsidiaries, which is also subject to the terms of our revolving credit and security agreement with our primary lender and the indenture governing our remaining 10% converted subordinated notes. A significant portion of our assets, operations, trade payables and indebtedness is located among these foreign subsidiaries. The creditors of the subsidiaries would generally recover from these assets on the obligations owed to them by the subsidiaries before any recovery by our creditors and before any assets are distributed to stockholders.

A VIOLATION OF OUR FINANCING ARRANGEMENTS COULD RESULT IN OUR PRIMARY LENDER DECLARING DEFAULT AND SEEKING REMEDIES

         If we violate the financial or other covenants contained in the revolving credit and security agreement with our primary lender or in the indenture governing the remaining 10% convertible subordinated notes, we will be in default under the revolving credit and security agreement and/or the indenture. If a default occurs under the revolving credit and security agreement and is not timely cured or waived by our primary lender, our primary lender could seek remedies against us, including: (1) penalty rates of interest; (2) immediate repayment of the debt; and/or (3) the foreclosure on any assets securing the debt. Pursuant to the terms of the revolving credit and security agreement, we are required to maintain specified levels of working capital and tangible net worth, among other covenants. As of August 31, 2001, we received waivers from our primary lender with respect to those financial covenants contained in the revolving credit and security agreement for which we were not in compliance.

         We are presently negotiating with our primary lender amendments to the revolving credit and security agreement, including the financial covenants contained in the agreement. We believe that we will be in compliance with the financial covenants in the agreement, as amended, in the near term and for the next twelve months. We, however, cannot make any assurances that the agreement will be amended, and if amended, that we will be able to comply with the amended financial covenants. If waivers from our primary lender are necessary in the future, we cannot assure that we will be able to obtain waivers of any future covenant violations as we have in the past. If we are liquidated or reorganized, after payment to the creditors, there are likely to be insufficient assets remaining for any distribution to our stockholders.

REVENUES AND LIQUIDITY ARE DEPENDENT ON TIMELY INTRODUCTION OF NEW TITLES

         The timely shipment of a new title depends on various factors, including the development process, debugging, approval by hardware licensors, and approval by third-party licensors. It is likely that some of our titles will not be released in accordance with our operating plans. Because net revenues associated with the initial shipments of a new product generally constitute a high percentage of the total net revenues associated with the life of a product, a significant delay in the introduction of one or more new titles would negatively affect sales and have a negative impact on our financial condition, liquidity and results of operations, as was the case in fiscal 2000 and 2001. We cannot assure stockholders that our new titles will be released in a timely fashion in accordance with our business plan.

         The average life cycle of a new title generally ranges from less than three months to upwards of twelve to eighteen months, with the majority of sales occurring in the first thirty to one hundred and twenty days after release. Factors such as competition for access to retail shelf space, consumer preferences and seasonality could result in the shortening of the life cycle for older titles and increase the importance of our ability to release new titles on a timely basis. Therefore, we are constantly required to introduce new titles in order to generate revenues and/or to replace declining revenues from older titles. In the past, we experienced delays in the introduction of new titles, which have had a negative impact on our results of operations. The complexity of next-generation systems has resulted in higher development expenses, longer development cycles, and the need to carefully monitor and plan the product development process. If we do not introduce titles in accordance with our operating plans for a period, our results of operations, liquidity and profitability in that period could be negatively affected.


INDUSTRY TRENDS, CONSOLE TRANSITIONS AND TECHNOLOGICAL CHANGE MAY ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY


         The life cycle of existing game systems and the market acceptance and popularity of new game systems significantly affects the success of our products. We cannot guarantee that we will be able to predict accurately the life cycle or popularity of each system. If we (1) do not develop software for games consoles that achieve significant market acceptance; (2) discontinue development of software for a system that has a longer-than-expected life cycle;
(3) develop software for a system that does not achieve significant popularity; or (4) continue development of software for a system that has a shorter-than-expected life cycle, we will experience losses from operations.

         In addition, the cyclical nature of the video and computer games industry requires us to continually adapt software development efforts to emerging hardware systems. The industry is currently in the midst of a hardware transition from 32-bit and 64-bit to 128-bit game consoles such as Sony's PlayStation 2, Nintendo's GameCube and Microsoft's Xbox. No assurance can be given that these new game consoles will achieve commercial success similar to and/or consistent with the previous level of installed bases of the 32-bit PlayStation or 64-bit N64, nor can any assurances be made as to the timing of their success. In early 2001, Sega announced its plans to exit the hardware business, cease distribution and sales of its Dreamcast console and re-deploy its resources to develop software for multiple consoles. In addition, we cannot guarantee that we will be successful in developing and publishing software for these new systems. Further, we have no control over the release dates of new game systems or the number of units that will be shipped upon such release. It is difficult to ensure that the our schedule for releasing new titles will coincide with the release of the corresponding game systems. Additionally, if fewer than expected units of a new game system are produced or shipped, such as recently occurred with Sony's PlayStation 2, we may experience lower-than-expected sales.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO RELEASE "HIT" TITLES

         The market for software is "hits" driven. Therefore, our future success depends on developing, publishing and distributing "hit" titles for popular systems. If we do not publish "hit" titles in the future, our financial condition, results of operations and profitability could be negatively affected, as has occurred in the past. It is difficult to predict consumer preferences for titles, and few titles achieve sustained market acceptance. We cannot assure stockholders that we will be able to publish "hit" titles in the future.

IF PRODUCT RETURNS, PRICE CONCESSIONS AND ADJUSTMENTS EXCEED ALLOWANCES, WE MAY INCUR LOSSES

         In the past, during platform transitions, we have had to increase price concessions granted to our retailer customers. Coupled with more competitive pricing, if our allowances for returns and price concessions are exceeded, our financial condition and results of operations will be negatively impacted, as has occurred in the past. We grant price concessions to our key customers who are major retailers that control the market access to the consumer, when those concessions are necessary to maintain our relationships with the retailers and access to our retail channel customers. If the consumers' demand for a specific title falls below expectations or significantly declines below previous rates of sale, then, a price concession or credit may be negotiated to spur further sales.

         Management makes significant estimates and assumptions regarding allowances for estimated product returns and price concessions in preparing the financial statements. Management establishes at the time of product shipment, taking into account the potential for product returns and price concessions based primarily on: market acceptance of products in retail and distributor inventories; level of retail inventories; seasonality; and historical return and price adjustment rates. Management monitors and adjusts these allowances throughout the year to take into account actual developments and results in the marketplace. We believe that at August 31, 2001, our allowances for future returns and price concessions were adequate, but we cannot guarantee the adequacy of our current or future allowances.

IF WE ARE UNABLE TO OBTAIN OR RENEW LICENSES FROM HARDWARE DEVELOPERS, WE WILL NOT BE ABLE TO RELEASE SOFTWARE FOR POPULAR SYSTEMS

         We are substantially dependent on each hardware developer (1) as the sole licensor of the specifications needed to develop software for its game system; (2) as the sole manufacturer (Nintendo and Sony software) of the software developed by us for its game systems; (3) to protect the intellectual property rights to their game consoles and technology, and (4) to discourage unauthorized persons from producing software for its game systems.

         Substantially all of our revenues have historically been derived from sales of software for game systems. If we cannot obtain licenses to develop software from developers of popular interactive entertainment game consoles or if any of our existing license agreements are terminated, we will not be able to release software for those systems, which would have a negative impact on our results of operations and profitability. Although we cannot assure stockholders that when the term of existing license agreements end we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new systems, to date we have always obtained extensions or new agreements with the hardware companies.

         We have recently completed our negotiation with Nintendo regarding a license relating to the development and distribution of software for Game Boy Advance in Australia, Europe and New Zealand, and execution of this license agreement is expected shortly. Until that time, we will develop and distribute Game Boy Advance software under our customary and usual arrangements with Nintendo. We cannot give any assurance that those agreements will be executed by Nintendo or that Nintendo will continue to allow us to develop and distribute Game Boy Advance software for those territories under such arrangements. In such event, our operations would be adversely affected.

         Our revenue growth may also be dependent on constraints the hardware companies impose. If new license agreements contain product quantity limitations, our revenue and profitability may be negatively impacted.

         In addition, when we develop software titles for systems offered by Sony and Nintendo, the products are manufactured exclusively by that hardware manufacturer. Since each of the manufacturers is also a publisher of games for its own hardware systems, a manufacturer may give priority to its own products or those of our competitors in the event of insufficient manufacturing capacity. We could be materially harmed by unanticipated delays in the manufacturing and delivery of products.

         PROFITABILITY IS AFFECTED BY RESEARCH AND DEVELOPMENT EXPENSE FLUCTUATIONS DUE TO CONSOLE TRANSITIONS AND DEVELOPMENT FOR MULTIPLE CONSOLES

         Our research and development expenses decreased by 31% or $17.6 million to $39.9 million, or 20% of net sales for the year ended August 31, 2001 from $57.4 million for the same period one year ago. Although fiscal 2001 product development expenses were lower than in fiscal 2000 due to our focus on fewer, better games, our product development expenses may increase thereafter as a result of releasing more games across multiple platforms and the complexity of developing games for the new 128-bit game consoles. We anticipate that our profitability will continue to be impacted by the levels of research and development expenses relative to revenues, and by fluctuations relating to the timing of development in anticipation of the future platforms.

         During fiscal 2000, we focused our development efforts and costs on N64, PlayStation, PlayStation 2, Xbox and Dreamcast, while incurring incremental costs in the development of tools and engines necessary for the new platforms. Our fiscal 2002 release schedule is developed around PlayStation 2, GameCube, Xbox, Game Boy Advance and PCs. The release schedule for fiscal 2002 will also continue to support certain legacy systems, such as PlayStation, on a limited basis through a select group of independent software developers.



INABILITY TO PROCURE COMMERCIALLY VALUABLE INTELLECTUAL PROPERTY LICENSES MAY PREVENT PRODUCT RELEASES OR RESULT IN REDUCED PRODUCT SALES


         Our titles often embody trademarks, trade names, logos, or copyrights licensed by third parties, such as the NBA, the NFL and MLB and their respective players' associations. We may not be successful in acquiring or renewing licenses to property rights with significant commercial value. The loss of one or more of these licenses would prevent us from releasing a title or limit our economic success. Based on factors such as our product release strategy, financial resources and the economic viability of such products, licenses relating to South Park, WWF and ECW software were not renewed or were terminated. For example, our license for the WWF properties expired in November 1999 and was not renewed. Sales of titles using WWF properties aggregated 0% of gross revenues for the fiscal year ended August 31, 2001 as compared to 11% for the fiscal year ended August 31, 2000. As a result of ECW's bankruptcy in fiscal 2000 we are not able to utilize the ECW license. Sales of titles using ECW properties aggregated 10% of gross revenues during that year. Our license for the South Park properties was terminated in September 2000 following product disagreements with Comedy Partners. Sales of titles using South Park properties aggregated less than 1% and 8% of gross revenues in fiscal 2001 and 2000, respectively. Accordingly, we cannot assure stockholders that our licenses will be extended on reasonable terms or at all. See "Legal Proceedings."

         License agreements relating to these rights generally extend for a term of two to three years. The agreements are terminable upon the occurrence of a number of factors, including our material breach of the agreement, failure to pay amounts due to the licensor in a timely manner, or a bankruptcy or insolvency.

COMPETITION FOR MARKET ACCEPTANCE AND RETAIL SHELF SPACE, PRICING COMPETITION, AND COMPETITION WITH THE HARDWARE MANUFACTURERS, AFFECTS OUR REVENUE AND PROFITABILITY


         The video and computer games market is highly competitive. Only a small percentage of titles introduced in the market achieve any degree of sustained market acceptance. If our titles are not successful, our operations and profitability will be negatively impacted. We cannot guarantee that our titles will compete successfully.

         Competition in the video and computer games industry is based primarily upon:


     o    availability of significant financial resources;


     o    the quality of titles;


     o reviews received for a title from independent reviewers who publish reviews in magazines, websites, newspapers and other industry publications;

     o    publisher's access to retail shelf space;


     o    the success of the game console for which the title is written;

     o    the price of each title;

     o the number of titles then available for the system for which each title is published; and

     o the marketing campaign supporting a title at launch and through its life.


         Our chief competitors are the developers of games consoles, to whom we pay royalties and/or manufacturing charges, as well as a number of independent software publishers licensed by the hardware developers, such as Electronic Arts, Activision and Konami.

         The hardware developers have a price, marketing and distribution advantage with respect to software marketed by them. Our competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources, such as Sony, Nintendo and Microsoft.

         As each game system cycle matures, significant price competition and reduced profit margins result as we experienced in fiscal 2000. In addition, competition from new technologies may reduce demand in markets in which we have traditionally competed. As a result of prolonged price competition and reduced demand as a result of competing technologies, our operations and liquidity have been, and in the future could continue to be, negatively impacted.


REVENUES VARY DUE TO THE SEASONAL NATURE OF VIDEO AND COMPUTER GAMES SOFTWARE PURCHASES


         The video and computer games industry is highly seasonal. Typically, net revenues are highest in the last calendar quarter, decline in the first calendar quarter, are lower in the second calendar quarter and increase in the third calendar quarter. The seasonal pattern is due primarily to the increased demand for software during the year-end holiday selling season and the reduced demand for software during the summer months. Our earnings vary significantly and are materially affected by releases of "hit" titles and, accordingly, may not necessarily reflect the seasonal patterns of the industry as a whole. We expect that operating results will continue to fluctuate significantly in the future. See "Fluctuations in Quarterly Operating Results Lead to Unpredictability of Revenues and Income" below.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS LEAD TO UNPREDICTABILITY OF REVENUES AND INCOME


         The timing of release of new titles can cause material quarterly revenues and earning fluctuations. A significant portion of revenues in any quarter is often derived from sales of new titles introduced in that quarter or in the immediately preceding quarter. If we are unable to begin volume shipments of a significant new title during the scheduled quarter, as has been the case in the past (including the third and fourth quarters of fiscal 2001), our revenues and earnings will be negatively affected in that period. In addition, because a majority of the unit sales for a title typically occur in the first thirty to one hundred and twenty days following its introduction, revenues and earnings may increase significantly in a period in which a major title is introduced and may decline in the following period or in which there are no major title introductions.

         Quarterly operating results also may be materially impacted by factors, including the level of market acceptance or demand for titles and the level of development and/or promotion expenses for a title. Consequently, if net revenues in a period are below expectations, our operating results and financial position in that period are likely to be negatively affected, as has occurred in the past.

STOCK PRICE IS VOLATILE AND STOCKHOLDERS MAY NOT BE ABLE TO RECOUP THEIR INVESTMENT

         There is a history of significant volatility in the market prices of companies engaged in the software industry, including Acclaim. Movements in the market price of our common stock from time to time have negatively affected stockholders' ability to recoup their investment in the stock. The price of our common stock is likely to continue to be highly volatile, and stockholders may not be able to recoup their investment. If our future revenues, profitability or product releases do not meet expectations, the price of our common stock may be negatively affected.

IF OUR SECURITIES WERE DELISTED FROM THE NASDAQ SMALL CAP MARKET, IT MAY NEGATIVELY IMPACT THE LIQUIDITY OF OUR COMMON STOCK

         In the fourth quarter of fiscal 2000, our securities were delisted from quotation on The Nasdaq National Market. Our common stock is currently trading on The Nasdaq Small Cap Market. Although we meet the current listing criteria for The Nasdaq Small Cap Market, no assurance can be given as to our ongoing ability to meet The Nasdaq Small Cap Market maintenance requirements. In order to obtain relisting of our common stock on The Nasdaq National Market, we must satisfy certain quantitative designation criteria. No assurance can be given that we will be able to meet such relisting criteria for The Nasdaq National Market in the near future.

         If our common stock was to be delisted from trading on The Nasdaq Small Cap Market, trading, if any, in the common stock may continue to be conducted on the OTC Bulletin Board or in the non-Nasdaq over-the-counter market. Delisting of the common stock would result in limited release of the market price of the common stock and limited company news coverage and could restrict investors' interest in the common stock as well as materially adversely affect the trading market and prices for the common stock and our ability to issue additional securities or to secure additional financing.

         "Penny stocks" generally are equity securities with a price of less than $5.00 per share, which are not registered on certain national securities exchanges or quoted on the Nasdaq system. If our common stock was delisted from The Nasdaq Small Cap Market, it could become subject to the SEC's penny stock rules. These rules, among other things, require broker-dealers to satisfy special sales practice requirements, including making individualized written suitability determinations and receiving a purchaser's written consent prior to any transaction. In addition, under the penny stock rules, additional disclosure in connection with trades in the common stock would be required, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. Such requirements could severely limit the liquidity of the common stock.


INFRINGEMENT COULD LEAD TO COSTLY LITIGATION AND/OR THE NEED TO ENTER INTO LICENSE AGREEMENTS, WHICH MAY RESULT IN INCREASED OPERATING EXPENSES


         Existing or future infringement claims by or against us may result in costly litigation or require us to license the proprietary rights of third parties, which could have a negative impact on our results of operations, liquidity and profitability.


         We believe that our proprietary rights do not infringe on the proprietary rights of others. As the number of titles in the industry increases, we believe that claims and lawsuits with respect to software infringement will also increase. From time to time, third parties have asserted that some of our titles infringed their proprietary rights. We have also asserted that third parties have likewise infringed our proprietary rights. These infringement claims have sometimes resulted in litigation by and against us. To date, none of these claims has negatively impacted our ability to develop, publish or distribute our software. We cannot guarantee that future infringement claims will not occur or that they will not negatively impact our ability to develop, publish or distribute our software.

FACTORS SPECIFIC TO INTERNATIONAL SALES MAY RESULT IN REDUCED REVENUES AND/OR INCREASED COSTS


         International sales have historically represented material portions of our revenues and are expected to continue to account for a significant portion of our revenues in future periods. Sales in foreign countries may involve expenses incurred to customize titles to comply with local laws. In addition, titles that are successful in the domestic market may not be successful in foreign markets due to different consumer preferences. International sales are also subject to fluctuating exchange rates and may be affected by the adoption of a single currency in much of Europe. These and other factors specific to international sales may result in reduced revenues and/or increased costs.


CHARTER AND ANTI-TAKEOVER PROVISIONS COULD NEGATIVELY AFFECT RIGHTS OF HOLDERS OF COMMON STOCK

         Our Board of Directors has the authority to issue shares of preferred stock and to determine their characteristics without stockholder approval. In this regard, in June 2000, the board of directors approved a stockholder rights plan. If the Series B junior participating preferred stock is issued it would be more difficult for a third party to acquire a majority of our voting stock.


         In addition to the Series B preferred stock, the Board of Directors may issue additional preferred stock and, if this is done, the rights of common stockholders may be additionally negatively affected by the rights of those preferred stockholders.


         We are also subject to anti-takeover provisions of Delaware corporate law, which may impede a tender offer, change in control or takeover attempt that is opposed by the Board. In addition, employment arrangements with some members of management provide for severance payments upon termination of their employment if there is a change in control.

SHARES ELIGIBLE FOR FUTURE SALE


         As of November 26, 2001, we had 78,976,026 shares of common stock issued and outstanding, of which 29,387,042 are "restricted" securities within the meaning of Rule 144 under the Securities Act. Generally, under Rule 144, a person who has held restricted shares for one year may sell such shares, subject to certain volume limitations and other restrictions, without registration under the Securities Act.

         As of the date of this prospectus, 26,528,324 shares of common stock (including those shares covered by this prospectus) are covered by effective registration statements under the Securities Act for resale on a delayed or continuous basis by certain of our security holders, of which 829,097 shares of common stock are issuable upon the exercise of warrants issued in settlement of litigation.

         As of November 26, 2001, the outstanding principal amount of our 10% convertible notes was $29.2 million, which was convertible into approximately 5,641,892 shares of common stock. Currently, as a result of recent conversions, the outstanding principal amount of our notes is $28.1 million, which is convertible into approximately 5,429,537 shares of common stock. Such shares, if issued pursuant to the terms of the indenture and the notes, would generally be eligible for resale pursuant to Rule 144.

         A total of 4,008,383 shares of common stock are issuable upon the exercise of warrants to purchase our common stock (not including warrants issued in settlement of litigation).

         We have also registered on Form S-8 a total of 14,236,000 shares of common stock (issuable upon the exercise of options) under our 1988 Stock Option Plan and our 1998 Stock Incentive Plan, and a total of 2,448,425 shares of common stock under our 1995 Restricted Stock Plan. As of August 31, 2001, options to purchase a total of 10,200,922 shares of common stock were outstanding under the 1988 Stock Option Plan and the 1998 Stock Incentive Plan, of which 7,024,115 were exercisable.

         In connection with licensing and distribution arrangements, acquisitions of other companies, the repurchase of notes and financing arrangements, we have issued and may continue to issue common stock or securities convertible into common stock. Any such issuance or future issuance of substantial amounts of common stock or convertible securities could adversely affect prevailing market prices for the common stock and could adversely affect our ability to raise capital.

                            INFORMATION ABOUT ACCLAIM


         We develop, publish, distribute and market under our brand name video and computer games on a worldwide basis for popular interactive entertainment consoles, such as Sony's PlayStation and PlayStation 2, Nintendo's Game Boy Advance and GameCube and Microsoft's Xbox, and, to a lesser extent, PCs. In fiscal 2001, we released a total of thirty-five titles for PlayStation, PlayStation 2, Game Boy Color, Dreamcast and PCs. In fiscal 2002, we currently plan to release a total of approximately fifty titles for PlayStation, PlayStation 2, Game Boy Advance, GameCube, Xbox and PCs. We develop our own software in our six development studios located in the U.S. and the U.K., which includes a motion capture studio and a recording studio in the U.S. and contract with independent software developers to create software for us. We distribute our software directly through our subsidiaries in North America, the U.K., Germany, France, Spain and Australia. We use regional distributors in connection with distribution in Japan and the Pacific Rim. We also distribute software developed and published by third parties, develop and publish strategy guides relating to our software and issue "special edition" comic magazines from time to time to support our time valued brands, Turok and Shadow Man.

         Our operating strategy is to develop and publish video and computer game software for each of the major video game consoles and PCs. We use a brand structure and operate our business under four separate strategic business groups or key brands: Acclaim Games, Acclaim Sports, Acclaim Max Sports, and Club Acclaim.

         The video and computer games industry currently is characterized by rapid technological changes mostly due to the introduction of new hardware systems, which incorporate the latest in chip design approximately every four to five years, by Sony, Nintendo and Microsoft. Approximately, every four to five years the new game consoles are replaced by more technologically powerful systems, and the software published for these new systems generally has better sound and graphics. This is especially true for simulation games such as sports, driving, shooting and role-playing games.

         These and other factors have resulted in successive introduction of increasingly advanced game consoles and PCs, since their first introduction in the late 1970's with the Atari 2600. As a result of the rapid technological shifts, no single game console or PC system has achieved long-term dominance in the video and computer games market, although Nintendo has continued as a major publisher and game console manufacturer since the introduction of the Nintendo Entertainment System during the Christmas season of 1985 and Sony has been a major publisher and game console manufacturer since the introduction of Playstation, in fiscal 1997. Therefore, we must continually anticipate game console cycles and our research and development group must develop software programming tools and engines for emerging hardware systems. The video and computer games industry began to shift systems with the introduction of Sega's Dreamcast in the fall of fiscal 2000, and the introduction of Sony's Playstation 2 in the fall of fiscal 2001. In the U.S., in November 2001, Nintendo introduced its next-generation game console, Gamecube, and Microsoft introduced its first game console, Xbox.

         We invest in the creation and development of software programming tools that are used in the design and development of our software. We have used these programming tools to create game engines for each of the next-generation hardware systems. We believe that these tools and engines give us a competitive advantage in the creation of state-of-the-art software.

         Fiscal 2001 was a transition year for us; approximately 24% of our gross revenues in fiscal 2001 were derived from software developed in our studios. The balance was contracted through third-party software developers. In fiscal 2002 and beyond, we anticipate that the majority of our revenues will be derived from software developed in our own studios, through the release of our major franchise titles, All Star Baseball, Legends of Wrestling, Extreme G 3, NFL Quarterback Club and Turok, amongst others. We believe that our long-term success depends on our ability to design and develop innovative interactive entertainment products.

         Our software development strategy is driven by:

         o the long-term anticipated success of the next-generation systems in the domestic and European market place;

         o    the user demographics of the hardware systems;

         o    consumer preferences; and

         o    the cost of developing software for the hardware systems.

         Our revenues in any period are generally driven by the titles we release in that period. We have experienced delays in the introduction of new titles, which has had a negative impact on our operations, as well as quarterly and annual reported financial results. It is likely that some of our future titles will not be released in accordance with our operating plans, in which event our results of operations and profitability in that period would be negatively affected. See "Revenues and Liquidity Are Dependent on Timely Introduction of New Titles."

         In the first quarter of fiscal 2002, we moved our quarterly closing dates from the Saturday closest to the last calendar day of the quarter to the Sunday closest to the last calendar day of the quarter end. Acclaim's fiscal year-end date (August 31) remains unchanged.

         As we emerge from the current game console transition and prepare to compete in the software market for next-generation systems, it is necessary that we continue to meet our product release schedule, sales projections and manage our operational expenditures at the planned levels in order to generate sufficient liquidity to fund our operations and have the liquidity to repay our remaining note holders at maturity (March 2002).

         Our results of operations in the future will be dependent in large part on the timing and rate of growth of the software market for 128-bit and other emerging game systems, and our ability to identify, develop and timely publish, in accordance with our product release schedule, software that performs well in the marketplace.


                              ---------------------


         You should not use historical trends or factors affecting our operating results and financial condition to anticipate results or trends in future periods. See "Risk Factors" above. Also, you should not consider historic financial performance as a reliable indicator of future performance.

                              ---------------------



         A Delaware corporation, Acclaim was founded in 1987. Our principal executive offices are located at One Acclaim Plaza, Glen Cove, New York 11542, and our main telephone number is (516) 656-5000. Our Internet website is: http://www.acclaim.com. Information contained on our website should not be deemed part of this prospectus.

                                 USE OF PROCEEDS

         Acclaim will not receive any proceeds from the sale of any of the shares of its common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

Beneficial Ownership and Other Information

         The following table sets forth information with respect to the shares of common stock beneficially held by the selling stockholders:



                                                                            Shares        Percent      Percent
                                    Beneficial                           Beneficially      Owned        Owned
                                 Ownership Prior      Shares Being     Owned After the     Before       After
Name                             to an Offering**        Offered        Offering(1)**     Offering    Offering
----                             ----------------        -------        -------------     --------    --------
Alexandra Global Investment        5,181,882(2)         1,000,000         4,181,882        6.56%        5.30%
Fund I, Ltd.(2)

Cumber Int'l S.A.(3)                  72,000             72,000               --             *           --

Cumberland Benchmarked               166,000             166,000              --             *           --
Partners, L.P.(3)

Cumberland Partners(3)               622,000             622,000              --             *           --

LongView Partners(3)                 140,000             140,000              --             *           --

Hartford MF Small Company           1,313,310            710,000           603,310         1.66%          *
Fund(4)

Hartford VA Small Company           3,441,100           1,962,000         1,479,100        4.36%        1.87%
Fund(4)

John D. and Catherine T.             176,940             95,000             81,940           *            *
MacArthur Foundation(4)

Quissett Partners, L.P.(4)           684,500             570,000           114,500           *            *

Quissett Investors (Bermuda)         619,100             515,500           103,600           *            *
L.P.(4)

Raytheon Master Pension             1,366,522           1,136,722          229,800         1.73%          *
Trust(4)

WTC-CIF Emerging Growth               19,278             10,778             8,500            *            *
Portfolio(4)


                                                                            Shares        Percent      Percent
                                    Beneficial                           Beneficially      Owned        Owned
                                 Ownership Prior      Shares Being     Owned After the     Before       After
Name                             to an Offering**        Offered        Offering(1)**     Offering    Offering
----                             ----------------        -------        -------------     --------    --------
n-Space, Inc.(5)                     120,608             120,608              --             *           --

Pequot Scout Fund, L.P.(6)          1,010,500            695,000           315,500         1.28%          *

Pequot Navigator Offshore            445,500             305,000           140,500           *            *
Fund, Inc.(6)

Potomac Capital Partners             350,000             350,000              --             *           --
L.P.(7)

RLR Partners, L.P.(8)                652,000             417,000           235,000           *            *

TGT Capital Partners LP(9)           268,334             268,334              --             *           --

UBS Warburg LLC(10)                  240,127             233,383             6,744           *            *

Z-Axis, Ltd. (11)                    208,781             208,781              --             *           --

Zeke L.P.(12)                       1,649,421            300,000          1,349,421        2.05%        1.85%

------------------------

*    Less than one percent.


** Beneficial ownership calculated as of November 26, 2001 in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 and is based on 78,976,026 shares of common stock outstanding.

(1) Assumes that all of the shares covered by this prospectus are sold by the selling stockholders pursuant to this prospectus. The selling stockholders may choose to dispose of none or only a portion of the shares held by them pursuant to this prospectus.

(2) We have been advised that Mikhail Filimonov and Dimitri Sogoloff are the principals of Alexandra Investment Management, LLC, the investment adviser of Alexandra Global Investment Fund I, Ltd. Information in respect of the beneficial ownership of Alexandra Global has been derived from its Schedule 13D, dated June 18, 2001, filed on its behalf with the SEC, and updated as a result of a subsequent purchase of common stock. Acclaim has been advised
     (a) Alexandra Global exercises investment discretion with respect to 5,181,882 shares of common stock as a result of its serving as investment manager to certain investment funds, and (b) Alexandra Global has the power to direct the vote of 5,181,882 shares of common stock. The offer and sale by Alexandra Global of 4,181,882 of the 5,181,882 shares is covered by a separate registration statement filed with the SEC.

(3) We have been advised that Dipak M. Patel has voting and dispositive control over the following entities: Cumberland Associates, LLC, the investment adviser to Cumber Int'l S.A.; Cumberland GP LLC, the general partner of Cumberland Benchmarked Partners,

     L.P; LongView GP LLC, the general partner of LongView Partners; and Cumberland GP LLC, the general partner of Cumberland Partners.


(4) We have been advised that Wellington Management Company, LLP, serves as investment manager, investment adviser or investment sub-adviser to:
     Hartford MF Small Company Fund, Hartford VA Small Company Fund, the John D. and Catherine T. MacArthur Foundation, Quisset Partners, L.P., Quisset Investors (Bermuda) L.P., Raytheon Master Pension Trust and WTC-CIF Emerging Growth Portfolio. Information in respect of the beneficial ownership of Wellington Management Company has been derived from its
     Schedule 13G, dated October 18, 2001, filed on its behalf with the SEC. Acclaim has been advised (a) Wellington exercises investment discretion with respect to 9,007,970 shares of Acclaim's common stock as a result of its serving as the investment adviser, investment sub-adviser or investment manager of various client accounts (including those set forth above), and
     (b) Wellington has the power to direct the vote of 8,999,440 shares of common stock.




(5) We have been advised that Eric Dyke, Sean Purcell and Dan O'Leary are the shareholders of n-Space, Inc.

(6) We have been advised that Pequot Capital is the Investment Manager to Pequot Navigator Offshore Fund, Inc. and Pequot Scout Fund, L.P. The executive officers of Pequot Capital are Messrs. Arthur J. Samberg, Daniel
     C. Benton and Kevin E. O'Brien, the directors of Pequot Capital are Messrs. Samberg, Benton and O'Brien, and the controlling shareholders are Messrs. Samberg and Benton.

(7) We have been advised that Paul J. Solit, Managing Member of Potomac Capital Management LLC (which is the management company for the selling stockholder) is the natural person who has voting or dispositive control over Potomac Capital Partners, L.P.

(8) We have been advised that Ronald Rotter is the General Partner of RLR Partners, L.P.

(9) We have been advised that Todd Turchetta has voting and dispositive control over TGT Capital Partners, L.P.

(10) UBS Warburg LLC is owned by UBS AG, a company listed on the New York Stock Exchange.

(11) We have been advised that David Luntz is the controlling stockholder of Z-Axis Ltd.


(12) Ed Antoian is the General Partner of Zeke L.P. Zeke L.P. holds a total of 1,649,421 shares of Acclaim's common stock, 500,000 of which are issuable upon the exercise of warrants received in connection with a junior participation transaction and which are covered by a separate registration statement filed with the SEC.


July Private Placement


         In July 2001, we issued a total of 9,335,334 shares of our common stock to the selling stockholders (i.e., those listed above other than n-Space, Inc., Z-Axis, Ltd. and UBS Warburg LLC) at a price of $3.60 per share, for an aggregate gross purchase price of $33,607,201. This prospectus covers the offer and sale by such selling stockholders named herein of the 9,335,334 shares issued in the July private placement. The per share price represented an approximate 10% discount to the then-public trading price of the common stock. The proceeds of the private placement wereused for ongoing product development for the next generation video game platforms, strategic acquisitions of additional properties, holiday season marketing and advertising campaigns, and the reduction of outstanding liabilities.

         The private placement was effected under the exemption from registration provided under section 4(2) of the Securities Act of 1933. Because the registration statement (of which this prospectus forms a part) was not effective on or before September 28, 2001, we paid a penalty to each investor equal to 1% of the purchase price paid for the stock purchased by that investor. After September 28, 2001, for every 30 days that passed without the registration statement being declared effective, we were required to pay to each investor an additional amount equal to 1% of the purchase price paid for the stock purchased by that investor. A total of approximately $1 million was paid to such investors.

         This prospectus also covers the offer and sale by UBS Warburg LLC of the 233,383 shares issuable to UBS upon exercise of a warrant issued to UBS as of July 30, 2001, in connection with a portion of its placement agent fee with respect to the July private placement. The shares are issuable at any time from time to time upon the exercise of the warrant by UBS at an exercise price of $3.60 per share and, if not exercised in full prior to July 30, 2004, expire on that date. This warrant (and the underlying shares issuable upon exercise) was originally issued in July 2001 by Acclaim to UBS pursuant to the exemption from registration provided under section 4(2) of the Securities Act of 1933.


Consultants


         Of the shares covered by this prospectus, 329,389 were issued to software developers. Acclaim entered into separate agreements with n-Space and Z-Axis under which each of n-Space and Z-Axis develops software for Acclaim. In June 2001, in consideration for development services rendered under these agreements, Acclaim issued 120,608 shares of common stock to n-Space and 208,781 shares of common stock to Z-Axis, both in separately privately-negotiated transactions pursuant to the exemption from registration provided under Section 4(2) of the Securities Act.


         The shares issued to each of the selling stockholders are restricted securities within the meaning of the Securities Act and cannot be offered for sale without an effective registration statement covering such offer and sale or pursuant to an applicable exemption from the registration requirements of the Securities Act. Pursuant to the terms of the various agreements, Acclaim filed the registration statement (of which this prospectus is a part) and will use its best efforts to keep the registration statement effective until all of the shares issued to the selling stockholders are disposed of by them.

         Except for the placement agent services provided by UBS to Acclaim and the software development services provided by n-Space and Z-Axis to Acclaim, neither Acclaim nor any of its affiliates has had any material relationship with any of the selling stockholders within the past three years.

                              PLAN OF DISTRIBUTION

         The selling stockholders have not employed an underwriter for the sale of shares by the selling stockholders. The selling stockholders may offer shares directly or through pledgees, donees, transferees or other successors in interest at various times:

     o on The Nasdaq Small Cap Market or in any other securities market on which Acclaim's common stock is then listed or traded,

     o    in negotiated transactions,

     o    in a combination of any of the above transactions, or

     o    through any other available market transaction.


         The selling stockholders may offer shares at (1) fixed prices which may be changed, (2) prices prevailing at the time of sale, (3) prices related to such prevailing market prices, or (4) at negotiated prices. Sales on or through The Nasdaq Small Cap Market will be effected at such prices as may be obtainable and as may be satisfactory to the selling stockholders. No sales or distributions other than as disclosed in this prospectus will be effected until after this prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms of the sale or distribution. The shares held by the selling stockholders may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The method by which the selling stockholders' shares may be sold include:

     o a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by that broker or dealer for its account under this prospectus;

     o exchange distributions and/or secondary distributions in accordance with the rules of The Nasdaq Small Cap Market;

     o ordinary brokerage transactions in which the broker solicits purchasers; and

     o    privately negotiated transactions.

In addition, any shares of common stock that qualify for sale under Rule 144 or Rule 144A under the Securities Act may be sold under any such rules rather than under this prospectus.

         Brokers or dealers may receive commission or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale. Commission expenses and brokerage fees will be paid by the selling stockholders.

         The selling stockholders and any underwriters, dealers or agents that participate in the distribution of its shares of Acclaim's common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the resale of those shares by them or any discounts, commissions or adjustments received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

         Acclaim has agreed to indemnify the selling stockholders, their officers, directors, shareholders, employees, agents, counsel, and each person who controls each selling stockholder, as determined under applicable securities laws, against certain kinds of liability relating to this offering. Types of liability include liability arising from any untrue statement or alleged untrue statement in this prospectus or the registration statement of which it is a part, any omission or alleged omission to state a material fact within this prospectus or the registration statement of which it is a part, and any violation under the Securities Act or any federal or state securities law or regulation. The selling stockholders have also agreed to indemnify Acclaim and its officers, directors, shareholders, partners, employees, agents, counsel, and each person who controls Acclaim, as determined under applicable securities laws, against certain kinds of liability relating to this offering. Types of liability include liability arising from any untrue statement or alleged untrue statement in this prospectus or the registration statement of which it is a part, any omission or alleged omission to state a material fact within this prospectus or the registration statement of which it is a part, and any violation under the Securities Act or any federal or state securities law or regulation, to the extent any of the violations occur in connection with written information furnished by a selling stockholder in connection with this prospectus or the registration statement of which it is a part. However, the total amount payable in indemnity by any selling stockholder shall not exceed net proceeds received by the selling stockholder in the registered offering out of which the violation arises. The parties have also agreed to make contribution in respect of any claims or damages for which indemnification is unavailable.


         Expenses of this offering related to this registration statement, estimated at $45,000, will be borne in full by Acclaim. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Acclaim pursuant to the foregoing provisions, Acclaim has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                LEGAL PROCEEDINGS


         In the first quarter of fiscal 2001, as a result of Comedy Partners' (South Park) repeated refusal to approve our proposed projects and designs, we refused to make royalty payments under the license agreement, resulting in the purported termination of the license by Comedy Partners based on our refusal. On March 9, 2001, we settled the suit brought by Comedy Partners for $900,000, which amount was included in accrued royalities payable at August 31, 2000 and was paid in full in Fiscal 2001.

         Pending litigation, claims and related matters at August 31, 2001 consisted of the following:

         We and other companies in the entertainment industry were sued in an action entitled James, et al. v. Meow Media, et al. filed in April 1999 in the U.S. District Court for the Western District of Kentucky, Paducah Division, Civil Action No. 5:99 CV96-J. The plaintiffs alleged that the defendants negligently caused injury to the plaintiffs as a result of, in the case of Acclaim, its distribution of unidentified "violent" video games, which induced a minor to harm his high school classmates, thereby causing damages to plaintiffs, the parents of the deceased individuals. The plaintiffs seek damages in the amount of approximately $110 million. The U.S. District Court for the Western District of Kentucky dismissed this action; however, it is currently on appeal to the U.S. Court of Appeals for the Sixth Circuit. Oral arguments were held in late November. We intend to defend this action vigorously.

         We and other companies in the entertainment industry were sued in an action entitled Sanders et al. v. Meow Media et al., filed in April 2001 in the U.S. District Court for the District of Colorado, Civil Action No. 01-0728. The complaint purports to be a class action brought on behalf of all persons killed or injured by the shootings which occurred at Columbine High School on April 20, 1999. We are a named defendant in the action along with more than ten other publishers of computer and video games. The complaint alleges that the video game defendants negligently caused injury to the plaintiffs as a result of their distribution of unidentified "violent" video games, which induced two minors to kill a teacher related to the plaintiff and to kill or harm their high school classmates, thereby causing damages to plaintiffs. The complaint seeks: compensatory damages in an amount not less than $15,000 for each plaintiff in the class, but up to $20 million for some of the members of the class; punitive damages in the amount of $5 billion; statutory damages against certain other defendants in the action; and equitable relief to address the marketing and distribution of "violent" video games to children. We believe the plaintiffs' claims are substantially similar to those dismissed by the U.S. District Court, and are on appeal, in the James case discussed above. We filed a motion to dismiss this action on July 9, 2001. We intend to defend this action vigorously.


         We received a demand for indemnification from the defendant Lazer-Tron Corporation in a matter entitled J. Richard Oltmann v. Steve Simon, No. 98 C1759 and Steve Simon v. J. Richard Oltmann, J Richard Oltmann Enterprises, Inc., d/b/a Haunted Trails Amusement Parks, and RLT Acquisitions, Inc., d/b/a Lazer-Tron, No. A 98CA 426, consolidated as U.S. District Court Northern District of Illinois Case No. 99 C 1055. The Lazer-Tron action involves the assertion by plaintiff Simon that defendants Oltmann, Haunted Trails and Lazer-Tron misappropriated plaintiff's trade secrets. Plaintiff alleges claims for Lanham Act violations, unfair competition, misappropriation of trade secrets, conspiracy, and fraud against all defendants, and seeks damages in unspecified amounts, including treble damages for Lanham Act claims, and an accounting. Pursuant to an asset purchase agreement made as of March 5, 1997, we sold Lazer-Tron to RLT Acquisitions, Inc. Under the asset purchase agreement, we assumed and excluded specific liabilities, and agreed to indemnify RLT for certain losses, as specified in the asset purchase agreement. In an August 1, 2000 letter, counsel for Lazer-Tron in the Lazer-Tron action asserted that our indemnification obligations in the asset purchase agreement applied to the Lazer-Tron action, and demanded that we indemnify Lazer-Tron for any losses which may be incurred in the Lazer-Tron action. In an August 22, 2000 response, we asserted that any losses which may result from the Lazer-Tron action are not assumed liabilities under the asset purchase agreement for which we must indemnify Lazer-Tron. In a November 20, 2000 letter, Lazer-Tron responded to Acclaim's August 22 letter and reiterated its position that we must indemnify Lazer-Tron with respect to the Lazer-Tron action. No other action with respect to this matter has been taken to date.


      We are also party to various litigation matters arising in the ordinary course of business which, we believe but cannot provide assurances, will not have a material adverse effect on our liquidity or results of operations.


                                  LEGAL MATTERS


         Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022 has passed upon the validity of the shares offered by this prospectus for Acclaim.


                                     EXPERTS


         The consolidated financial statements of Acclaim Entertainment, Inc. and subsidiaries as of August 31, 2001 and 2000 and for each of the years in the three-year period ended August 31, 2001 have been incorporated by reference in this prospectus and in the registration statement of which it forms a part in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

         The report of KPMG LLP, dated October 23, 2001, contains an explanatory paragraph that states that the Company has working capital and stockholders' deficits at August 31, 2001 and a recurring use of cash in operating activities that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


                           FORWARD-LOOKING STATEMENTS

         This prospectus includes discussions of future expectations and contains projections of results of operations or financial condition or other "forward-looking" information. Those statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors." Given the significant risks and uncertainties inherent in the forward-looking statements included in this prospectus, the inclusion of these statements is not a representation by us or any other person that our objectives and plans will be achieved.

                       WHERE YOU CAN FIND MORE INFORMATION

         Acclaim is required to file periodic reports, proxy and information statements and other information with the SEC. You may read any materials filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Acclaim's SEC filings are also available to the public on the SEC's Internet website located at http://www.sec.gov.

         Acclaim has filed with the SEC a registration statement on Form S-3 under the Securities Act covering the issuance of the common stock. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. For further information with respect to Acclaim and the securities offered by this prospectus, you should read the registration statement and the exhibits filed with the registration statement. You may obtain copies of the registration statement and exhibits from the SEC upon payment of a fee prescribed by the SEC or examine the documents, free of charge, at the public reference facilities referred to above. A summary in this prospectus of any document filed as an exhibit to the registration statement, although materially complete, does not summarize all of the information in that document. You should read the exhibit for a more complete understanding of the document or matter involved.

         Acclaim has also filed the following documents with the SEC under the Securities Exchange Act and they are incorporated into this document by reference:


         (1) Acclaim's Annual Report on Form 10-K for the fiscal year ended August 31, 2001 as amended on December 7, 2001;

         (2)  Current Report on Form 8-K, filed on December 4, 2001; and

         (3) The information regarding Acclaim's common stock contained in the Registration Statement on Form 8-A, filed on June 8, 1988, as amended by the Current Report on Form 8-K, filed on August 25, 1989, relating to the one-for-two reverse stock split effected by Acclaim.


         Any document Acclaim files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date it is filed.

         Acclaim will provide to each person to whom this prospectus is delivered and who makes a written or oral request, free of charge, a copy of any document referred to above which has been incorporated into this prospectus by reference, except exhibits to the document. Requests for these documents should be sent to the Secretary, Acclaim Entertainment, Inc., One Acclaim Plaza, Glen Cove, New York 11542. Telephone requests for copies should be made to the Secretary at (516) 656-5000.

         You should rely only on the information provided in this prospectus or incorporated by reference into this prospectus. No person has been authorized to provide you with different information and you should not rely on any information you receive or representations made that are not contained in, or incorporated by reference into, this prospectus.

         This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate after the date on the cover page.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         Acclaim will bear all expenses in connection with the preparation and filing of this registration statement. Brokers or dealers may receive commission or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale; commission expenses and brokerage fees will be paid by the selling stockholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under Article VII of Acclaim's by-laws, which are incorporated herein by reference, Acclaim agrees to hold harmless and indemnify any of its officers, directors, employees and agents from and against any judgments, fines, liabilities, or amounts paid in settlement as a result of or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Such action, suit, or proceeding must have been initiated against the indemnified party in his or her capacity as an officer, director, employee or agent of Acclaim. However, indemnification will only be paid if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Acclaim and, in the case of a criminal proceeding, had no reasonable cause to believe such conduct was unlawful. No indemnification shall be payable under this provision if a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

ITEM 16. EXHIBITS


Exhibit
Number          Description
------          -----------
   4.1     --   Indenture dated as of February 26, 1997 between the Company and
                IBJ Schroder Bank & Trust Company, as trustee (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form
                8-K, filed on March 14, 1997)
   4.2     --   Specimen form of the Company's common stock certificate
                (incorporated by reference to Exhibit 4 to the Company's Annual
                Report on Form 10-K for the year ended August 31, 1989, as amended)
   4.3     --   Rights Agreement dated as of June 5, 2000, between the Company and American Securities Transfer & Trust, Inc. (incorporated by reference to Exhibit 4 of the Company's Current Report on
                Form 8-K, filed on June 12, 2000)
   4.4     --   Form of Share Purchase Agreement between the Company and certain purchasers relating to the 2001 Private Placement (incorporated by reference to Exhibit 4.3 to the Company's Registration
                Statement on Form S-3 filed on September 26, 2001 (Commission
                File No. 333-70226))
   4.5     --   Form of Registration Rights Agreement between the Company and certain purchasers relating to the 2001 Private Placement
                (incorporated by reference to Exhibit 4.3 to the Company's
                Registration Statement on Form S-3 filed on September 26, 2001
                (Commission File No. 333-70226))
     5     --   Opinion of Rosenman & Colin LLP (filed herewith)
  23.1     --   Consent of KPMG LLP (filed herewith)
  23.3     --   Consent of Rosenman & Colin LLP (included in Exhibit 5)
  24.1     --   Power of Attorney (included on page II-5 of the Company's
                Registration Statement on Form S-3 filed on April 16, 2001
                (Commission File No. 333-59048))



ITEM 17. UNDERTAKINGS.

         The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

         The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

         The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Nassau and State of New York on December 10, 2001.


                                           ACCLAIM ENTERTAINMENT, INC.




                                           By /s/ James R. Scoroposki
                                              -----------------------
                                              James. R. Scoroposki
                                              Co-Chairman of the Board,
                                              Senior Executive Vice President,
                                              Secretary and Treasurer



         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



               Signature                                         Title                         Date
               ---------                                         -----                         ----
/s/ James R. Scoroposki                       Co-Chairman of the Board; Senior Executive       December 10, 2001
---------------------------------------       Vice President, Secretary and Treasurer
James R. Scoroposki
                                                                                               December 10, 2001
/s/ Gerard F. Agoglia                         Chief Financial Officer and Executive Vice
---------------------------------------       President; Chief Financial and Accounting
Gerard F. Agoglia                             Officer